Exhibit 99.1

CLICK TO EDIT MASTER TITLE STYLE CORPORATE PRESENTATION | JUNE 2024 | NASDAQ: SCNI NON - CONFIDENTIAL PUBLIC INFORMATION

CLICK TO EDIT MASTER TITLE STYLE 2 SAFE HARBOR STATEMENT This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify such forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of the management of Scinai Immunotherapeutics Ltd . ("Scinai") are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of nanosized antibodies (NanoAbs) ; the pipeline market potential ; and the timing of NanoAb proof - of - concept studies and clinical trials . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause results to differ materially from those expressed or implied by such forward - looking statements . Such risks and uncertainties include, but are not limited to, those related to : the possibility that the therapeutic and commercial potential of NanoAbs will not be met ; potential changes in the pipeline market potential ; a delay in the preclinical and clinical data for NanoAbs, if any ; Scinai’s ability to maintain its listing on Nasdaq and its ability to secure additional capital on attractive terms, if at all ; Scinai’s ability to acquire rights to additional product opportunities ; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all ; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required ; the manufacturing facility will not be able to be used for a wide variety of applications and other pharmaceutical technologies ; and those inherent in drug development, which involves a lengthy and expensive process with uncertain outcomes . More detailed information about such risks and uncertainties can be found in the Company's filings with the Securities and Exchange Commission (the "SEC"), including those set forth in the section entitled “Risk Factors” in the Company's Annual Report on Form 20 F filed with the SEC on May 15 , 2024 . Scinai undertakes no obligation to revise or update any forward - looking statement .

CLICK TO EDIT MASTER TITLE STYLE 3 2024: BUILDING ON 2023’S MOMENTUM 2023 2024 BUSINESS DEVELOPMENT • Launched Scinai Bioservices CDMO • Capital infusions • New name, new brand • More CDMO clients • Pursue partnerships PIPELINE DEVELOPMENT • Licensed anti - IL - 17 NanoAb • Completed ex - vivo study: Potential psoriasis treatment • COVID - 19 NanoAb: In - vivo studies: Prophylactic & Therapeutic • Anti - IL - 17 NanoAb in - vivo psoriasis study • Ready for first - in - human clinical trial • Strengthen pipeline

CLICK TO EDIT MASTER TITLE STYLE 4 TWO COMPLEMENTARY BUSINESS UNITS End - to - end boutique CDMO services to help bring products to market by leveraging Scinai’s GMP and non - GMP drug development and manufacturing capabilities Development of inflammation and immunology (I&I) biological therapeutic products beginning with pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs

CLICK TO EDIT MASTER TITLE STYLE 5 Alpaca - derived nanosized antibodies (NanoAbs) are also known as VHH antibodies or nanobodies 1 mAb therapeutic market size is ~ $205 billion 2 including Cosentyx for psoriasis $4.8 billion (2022) 3 NanoAbs: Human monoclonal antibody (mAb)’s biobetter 1. VHH antibody is trademarked by ABLYNX N.V., a wholly owned subsidiary of Sanofi, as Nanobody. Scinai has no affiliation wi th and is not endorsed by Sanofi. 2. https://www.researchandmarkets.com/reports/5791212/monoclonal - antibody - therapeutics - market - source (accessed 14.Aug.2023) 3. https://www.reporting.novartis.com/2022/novartis - in - society/performance - in - 2022/financial - performance.html (Accessed 7.Jan.20 24) HUMAN ANTIBODY (mAb) ALPACA - DERIVED ANTIBODY (NanoAb) NANOSIZED ANTIBOD Y PIPELINE: HUGE OPPORTUNITY

CLICK TO EDIT MASTER TITLE STYLE 6 The Max Planck Institute & UMG 1 bring… • Recombinant protein drug development experience from lab to Phase 3 clinical trial • Manufacturing, quality, international regulatory experience • GMP biologics manufacturing facility • Best - in - class equipped labs • Top - tier big pharma & biotech leadership expertise • World - class science & access to leading scientists • NanoAb platform for the development of promising potent therapeutics • Patents covering NanoAbs & their manufacturing Professor Dr Dirk Görlich Director of Max Planck Institute for Multidisciplinary Sciences Winner of inaugural World Laureates Association (WLA) Prize in Life Sciences or Medicine Professor Dr Matthias Dobbelstein Fellow at Max Planck Institute for Multidisciplinary Sciences UMG Head of Department Covering discovery and initial characterization of NanoAbs aimed at predefined list of molecular targets. Designed to create significant clinical and commercial advantages. Scinai brings… MAX PLANCK , UMG, SCINAI COLLABORATION 1. Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (UMG)

CLICK TO EDIT MASTER TITLE STYLE 7 NanoAbs’ unique physicochemical attributes can generate multiple crucial advantages vs human monoclonal antibodies (mAbs) Manufacturing • 10 - times more active pharmaceutical ingredients (API) per gram of manufactured protein vs. mAbs • Faster and lower cost production in yeast (pichia) vs mammalian cells • Quicker antibody discovery and optimization due to massive libraries • De - risked pipeline development leveraging approved mAb targets • Hyper - thermostable = longer shelf life, easier storage & distribution • Superior specificity & affinity to target potentially enables lower dose, fewer adverse events, lower cost • Adaptable half life • Multiple, easier routes of administration • Lower immunogenicity • Fewer contraindications • Potentially safer & lower dose R&D Product Patient Safety & Convenience PLATFORM VALUE PROPOSITION

CLICK TO EDIT MASTER TITLE STYLE 8 Source of Risk Molecular Target Mechanism of Action Composition of Matter TBD Commercial Validated by existing but sub - optimal mAb therapies Well understood Assessing safety & efficacy of alpaca - derived NanoAbs Strong demand for available mAbs and underserved populations NanoAb Validated Therapeutic Use First commercial VHH - antibody is blood disorder therapy Caplacizuma – by Ablynx, a company acquired by Sanofi in 2018 for $4.8B DERISKED DRUG DEVELOPMENT NanoAbs feature a favorable path to market compared to risks associated with traditional drug development

CLICK TO EDIT MASTER TITLE STYLE 9 SUPERIOR ROUTES OF ADMINISTRATION P aper covers several aspects of Scinai’s anti - COVID - 19 NanoAbs, including: • S tructure • Mechanism of action • Neutralization of a wide range of SARS - CoV - 2 variants including Omicron • Production in yeast • Formulation into aerosols Describes in vivo studies indicating that “ exposing hamsters to these aerosols, before or even 24 h after infection with SARS - CoV - 2, significantly reduced virus load, weight loss and pathogenicity,” concluding that these results show the significant potential of aerosolized NanoAbs for the prevention and treatment of coronavirus infections. Proof - of - concept: Aerosolized NanoAbs for treatment and prevention of viral infectious diseases Antiviral Research. January 2024. https://doi.org/10.1016/j.antiviral.2023.105778

CLICK TO EDIT MASTER TITLE STYLE 10 RBD IL - 4R α ANG - 2 IL - 17A/F • Strong in vivo data for inhaled therapeutic and prophylactic in a challenge study conducted with Fraunhofer ITEM and TiHO • Single compound targeting IL - 17A and IL - 17F and IL - 17AF • Novel local use • Larger target population than the one addressed by mAbs such as Cosentyx or Taltz and Siliq • Potential for various bi - specific combinations • Potential for novel routes of administration (e.g. Inhalation or ID) in addition to systemic SC • Huge potential for best in class • Larger target population than SOC • Targets well - validated • Limited development competition • Large commercial opportunity COVID - 19 PSORIASIS, PSA, HS ASTHMA, ATOPIC DERMATITIS WET AMD PIPELINE MOLECULAR TARGETS IL - 4 TSLP VEGF - A IL - 13

CLICK TO EDIT MASTER TITLE STYLE 11 Psoriasis $17.4B Macular Degeneration (AMD) $6.9B Psoriatic arthritis $8.1B $10.4B Asthma Autoimmune Market Sizes • Validated targets of existing mAb treatments • Short time to value generation, lower risk than mAbs • Large markets growing at attractive CAGRs PIPELINE ADDRESSING LARGE MARKETS WITH UNDERSERVED NEEDS • Common diseases (e.g. COVID - 19, Influenza) • Platform potential for response to emerging pandemic pathogens Atopic Dermatitis $9.2B Source: GlobalData, 7 major markets (US, 5EU, Japan) 2023 estimates Respiratory Infectious Diseases

CLICK TO EDIT MASTER TITLE STYLE 12 PIPELINE DEVELOPMENT: STATUS & UPCOMING MILESTONES Anti - IL - 17 psoriasis treatment in - vivo proof - of - concept in 2024, clinical trial H1 2025 Clinical Phase 1/2 Toxicology In Vivo Proof - of - Concept In vitro / Ex vivo Manufacturing Process & Analytical Method Development Clones Generated VHH Antibody Selected Alpacas Immunized Molecular Target Indication Ready for Partnering RBD Covid - 19 Therapeutic Ready for Partnering RBD Covid - 19 Prophylactic Est. H2 2025 Est. H1 2025 IL - 17A, F, AF Psoriasis, PSA, HS Est. 2025/6 Est. 2025/6 Est. 2025/6 IL - 4Ra IL - 13 IL - 4 TSLP Asthma, Atopic Dermatitis TBD TBD VEGF - A ANG - 2 Wet AMD Drug Discovery (Max Planck) Est. – Estimated timing

CLICK TO EDIT MASTER TITLE STYLE 13 PSORIARIS: 78% UNDERSERVED POPULATION Psoriasis prevalence and severity SEVERE MODERATE MILD 22% of patients. 28% of patients. 50% of patients. >10% of the body Typically has a severe impact on quality of life 3 - 10% of the body Generally affects quality of life <3% of the body Typically occasional effect on quality of life e.g. aesthetic discomfort Sources: Canadian Psoriasis Network; National Psoriasis Foundation; https://link.springer.com/article/10.1007/s13555 - 021 - 00518 - 8 • 125 million patients, including 15.7 million in the 7 major markets (US, EU5 and Japan); 80 - 90% is plaque psoriasis • Current biologica l therapies targeted only to moderate & severe patients, administered systemically • Mild patients may suffer from considerable and visible lesions which may be uncomfortable, painful, and impact social and men tal well - being • Mild patients are ineligible for biological treatments; and moderate psoriatic patients are often reluctant to receive system ic biological treatments due to side effects and costs Mild to moderate patients underserved by current treatments

CLICK TO EDIT MASTER TITLE STYLE 14 CURRENT PLAQUE PSORIASIS TREATMENTS Corticosteroid creams, vitamin E+A, vitamin D derivatives Phototherapy 1 st line systemic immunosuppressants (Methotrexate and Cyclosporine) & Immunomodulators (Otezla) 2 nd line systemic Immunomodulators (e.g. Sotyktu ) Injectable biologics (anti - TNF α , IL - 17, IL - 23)

CLICK TO EDIT MASTER TITLE STYLE 15 NANOABs ADDRESS UNMET NEED Designed to be convenient, safe, affordable, effective biologic for mild and moderate patients Current treatment shortcomings Corticosteroids • Side effects include: • Skin thinning (bruising) & Lightening of skin color • Development of tolerance Phototherapy • Requires 20 - 35 sessions, 3 times a week 1st line systemic immunosuppressants & Immunomodulators • E.g. Methotrexate (5.8M prescriptions in the USA in 2020) and Cyclosporin (2.2 million prescriptions) come with concerns for health risks and adverse effects. Otezla (PDE4 Inhibitor) has limited efficacy and requires daily dosing. 2nd line systemic Immunomodulators (e.g. Sotyktu ) • Expensive • Limited efficacy (lower than Biologics) • Systemic and chronic, with systemic side effects Injectable Biologics ( mAbs ) • Limited to moderate - to - severe patients • Very expensive • Systemic and chronic; Increased risk of developing side effects such as psychological illness (suicidal thoughts) and inflammatory bowel disease.

CLICK TO EDIT MASTER TITLE STYLE Why do we need more? ▪ Not all patients achieve complete clearance (PASI90 or PASI100) and some suffer from recalcitrant lesions that do not respond adequately ▪ Some patients have psoriasis in difficult - to - treat areas such as hands, feet, scalp, genitals... ▪ Even mild patients can suffer considerable burden of disease when they have lesions in visible or sensitive areas still cause. Yet, they are not eligible for systemic therapy (biologics and JAK inhibitors - only moderate - to - severe disease) ▪ Individual preferences Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Hard - to - treat lesions: scalp pat . #1 pat . #2 pat . #3 Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE pat . #4 pat . #5 Hard - to - treat lesions: scalp Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Visible areas with high burden of disease: face pat . #6 pat . #7 pat . #8 pat . #9 Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Hard - to - treat lesions: hands pat . #10 pat . #11 Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Sensitive areas with high burden of disease: ano - genital region pat . #9 pat . #12 Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Special locations: navel and nipples image courtesy of Prof. D. Thaci, Lübeck pat . #13 pat . #14 Right nipple healthy Left nipple with psoriasis Navel with psoriasis Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Recalcitrant isolated lesions pat . #15 pat . #16 pat . #17 Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE Pretreated lesions with therapy side effects: soles pat . #18 pat . #19 After treatment with Corticosteroids Before treatment with Corticosteroids Credit: Prof. Michael P. Schön, Department of Dermatology, Venereology and Allergology Lower Saxony Institute of Occupational Dermatology, University Medical Center Göttingen, Germany https://hautklinik.umg.eu

CLICK TO EDIT MASTER TITLE STYLE 25 WHY DEVELOP AN ANTI - IL - 17 NANOAB? Rationale Success Factor IL - 17 as a molecular target in psoriasis is well understood and validated by existing therapies, e.g., Cosentyx, Siliq , Taltz and Bimzelx . IL - 17 is a well - established psoriasis target IL - 17 F is highly expressed in the skin. UCB’s Bimzelx and MoonLakes’ Sonelokimab both target IL - 17A and F showed superior PASI 90 scores vs. anti - IL - 17A only antibodies Antibodies targeting IL - 17A and IL - 17F isoforms are more effective in treating plaque psoriasis MoonLake’s Sonelokimab showed positive Phase II results in treating patients with moderate to severe psoriasis There is clinical evidence of IL - 17 being responsive to nanobodies in treating psoriasis Most novel oral and biological treatments tend to focus on moderate to severe psoriasis segment , are administered every two weeks systemically (not locally); Mild to moderate patients seek local treatments that are specific, efficacious and safe and that do not require chronic use. Specific physicochemical characteristics of our drug candidate make it optimal for treatment of mild to moderate psoriasis (78% of patients) Strong business and clinical potential for development and commercialization

CLICK TO EDIT MASTER TITLE STYLE 26 Local ID injection of Anti - IL - 17A/F VHH antibody fragment  A novel way to using VHH antibodies - Most other entities working with VHHs (nanobodies®) aim to mimic mAbs “playbook” and hence are competing for the same patient populations and are using the same routes of administration .  Making biologics available for the mild to moderate patients : Current biologics treatments are approved only for moderate to severe psoriasis patients since they are provided systemically and come with associated risks for severe adverse effects (e . g . infections, exacerbation of IBD, heart diseases) . Scinai’s nanoAb is for local administration for local action . No systemic impact  Improves patient’s convenience by sparing the need for twice a day application of creams and ointments that makes day to day activities cumbersome (e . g . wearing cloths after application or getting into bed without getting bed sheets dirty) or the need to attend three times a week a phototherapy center for 10 weeks long .

CLICK TO EDIT MASTER TITLE STYLE 27 The product An intradermal pen filled with a liquid formulation of Scinai’s anti - IL - 17A/F nanoAb given every 3 to 6 months at the doctor’s office. • Upon a patient’s visit, a pen injector with a sterile cartridge filled with 1.5 to 3ml of Scinai’s formulated nanoAb drug will be dispensed by the physician. • A disposable and sterile ID needle of 1 - 3mm long will be mounted onto the pen • The physician (or nurse) will apply the drug in aliquots of 30 microliters each (per “click”) per 7 sq/cm. • A pen will therefore be sufficient for 50/100 aliquots (50/100 clicks on the pen) depending whether a 1.5 or a 3ml pen was used covering up to 350/700 sq cm of skin. • As the needle is short the injection will be painless. • A session will be up to three pens per patient covering up to 10% of the skin surface of an adult’s body. • Such a session will last 5 - 10 minutes and will be required every 3 to 6 months depending on the clinical results NanoAb reservoir

CLICK TO EDIT MASTER TITLE STYLE 28 Generating incentives for the customers – the three P’s Patients: Mild to moderate plaque psoriasis patients. • Currently treated with corticosteroids and are unhappy : • Inconvenience of use (e.g. twice a day, use of ointments/creams). • Development of tolerance • Development of side effects – thinning of the skin and changes in color of the skin. • Cannot do phototherapy: • Location of lesion • Low compliance with phototherapy schedule • Are pushing the physician to receive biologics • Do not want to take daily systemic orals (Otezla or Sotyktu ) • Prefer a local, non painful treatment 2 - 3 times per year that saves daily treatments and at lower costs than once a month systemic biologics and without the risks of systemic immunosuppressants. Providers • Dermatologists • Don’t want to prescribe biologics off label to mild patients (risks). • Prefer a solution that would allow them to charge for the visit, the drug dispensing and the injection. Payers • Prefer lower costs vs. systemic biologics especially when used off label • Provide their clients a superior solution vs. corticosteroids and safer than systemic biologics at a lower deductible to the patient.

CLICK TO EDIT MASTER TITLE STYLE 29 Where is the money? • Total sales of drugs in the 7MM for mild psoriasis expected to be $1.8B in 2030 • $1.3B is expected to come from prescription of biologics and $259M from TYK2 inhibitor • This is the market where the topicals and phototherapy do not help. • This is the unmet need, which represents approx. 300K monthly prescriptions of expensive drugs not planned for use with mild patients • Pay attention that topicals and immunosuppressants sell altogether $250M annually in the 7MM. Source: GlobalData

CLICK TO EDIT MASTER TITLE STYLE 30 Anti - IL - 17 Nanoab : A better neutralizer Single nanoAb neutralizes IL - 17 A, F, and AF complex 0.1 1 10 100 1000 10000 -0.2 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 IL-17A Concentration (ng/mL) n o r m a l i z e d i n d u c t i o n a b o v e b a c k g r o u n d Re42B04a Sonelokimab Bimekizumab 0.1 1 10 100 1000 10000 -0.2 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 IL-17F Concentration (ng/mL) n o r m a l i z e d i n d u c t i o n a b o v e b a c k g r o u n d Re42B04a Sonelokimab Bimekizumab • Neutralization of IL - 17 isomers by SCN - 1 (Re42B04a) and other antibodies against IL - 17; • SCN - 1 neutralizes IL - 17A at concentrations of ~1 nM ; IL - 17F at ~10 nM and at~1 nM for IL - 17AF; • Neutralization was determined by the extent of eliminating the expression of the reporter gene upon blocking the induction by the IL - 17 isoforms ( https://www.invivogen.com/hek - blue - il17 ).

CLICK TO EDIT MASTER TITLE STYLE 31 EX - VIVO PROOF OF CONCEPT: NANOABS SHOWN TO BLOCK IL - 17 Impact of ID injected nanoAb in comparison to current leading treatments Betamethasone and Cosentyx Designed to be local, less frequent use, safer, more convenient and more affordable *** = p<0.001 **** = p<0.0001 ** = p<0.01 **** *** **** *** Healthy skin Betameth - asone Cosentyx Scinai’s anti - IL - 17 NanoAb (Targeting underserved 78% of mild to moderate patients) IL - 17 Concentration (pg/mL) Untreated psoriatic skin Current standards of care (Approved only for moderate to severe psoriasis) 1 dose 3 doses ** 0 50 100 150

CLICK TO EDIT MASTER TITLE STYLE 32 SCN - 1 is expected to show limited systemic exposure • Literature 1 indicates an estimated t1/2 in the blood following systemic injection of ~2 hrs ; • After ID - injection systemic exposure was less than 1.5% of administered drug after 2 hrs. 0 200 400 600 800 1000 1200 1400 1600 0 30 60 90 120 Anti - IL17 VHH (ng/ml) Time (min) 1.47% 1.24% 1.02% Minimal % nanoAb in the plasma upon ID administration 1: Jovčevska , I., Muyldermans , S. The Therapeutic Potential of Nanobodies. BioDrugs 34, 11 – 26 (2020).

CLICK TO EDIT MASTER TITLE STYLE 33 In vivo PoC: Human xenograft skin (1/2) Animal model: Normal human skin engrafted into SCID BEIGE mouse and disease induced by injection of IL - 2 activated PBMCs from psoriatic patients Study design Study endpoints Follow up (3 weeks) Treatment (15 days) Psoriasis induction Human skin transplantation Day 77 Day 42 Day 28 Day 0 • Epidermal thickness scoring • Macroscopic evaluation • Immunohistochemical analysis of psoriasis markers N Follow up Frequency Route Compound Role # 8 3 weeks Once a week × 3 ID Irrelevant VHH Negative control 1 8 NA Twice/day for 5 weeks Topical Dexamethasone Positive control - model 2 8 3 weeks Once a week × 3 SC Cosentyx Positive control – comparable antibody 3 8 3 week Twice/day for 3 weeks Topical Betamethasone Positive control – standard of care for mild to moderate 4 8 3 weeks Every other day ID Test item high dose Scinai’s nanoAb 5 8 3 weeks Once a week × 3 ID Test item high dose Scinai’s nanoAb 6 8 5 weeks Once ID Test item high dose Scinai’s nanoAb 7 Day 1 3 5 7 9 11 13 15 17 19 21 25 36 3 weeks follow up Dosing regimen nanoAb nanoAb nanoAb

CLICK TO EDIT MASTER TITLE STYLE 34 In vivo PoC: Human xenograft skin (2/2) What is being studied? The impact of local psoriasis treatments by efficacy parameters: x Clinical evaluation by medical photographs. x Macroscopic evaluation, epidermis thickness scoring & Histological analysis. x IHC analysis for Ki - 67, (proliferative marker of keratinocytes). x IHC analysis: HLA - DR (High DR characterizes Psoriasis), epidermal human beta - defensin - 2 (BD - 2 serum levels correlate with IL - 17A and PASI, it is decreased after IL - 17A blockade). x Psoriasin (S100A7), CD8 & CD4 (increase in inflammation), IL - 17, IL - 22 (parallel to IL17), TNF - a, CD31 (angiogenesis marker) x Results expected in Q2 2024 Source: IL - 17 in inflammatory skin diseases psoriasis and hidradenitis suppurativa - Fletcher - 2020 - Clinical & Experimental Immunology - Wiley Online Library

CLICK TO EDIT MASTER TITLE STYLE 35 IL - 17 nanoAb program summary • T here is a need for a better treatment for patients with mild to moderate Psoriasis and for specific lesions that are hard to treat with current therapies. • Biological drugs are the safest and most efficient, yet – they are administered systemically and are expensive. • Blocking IL - 17A and IL - 17F isoforms is an effective mechanism to control Psoriasis • Scinai’s NanoAbs, administered locally ID already showed superior neutralization of IL - 17 in cell culture, and ex - vivo in human Psoriatic skin. • Scinai’s upcoming in vivo study will compare schedules of administration and show the duration of the therapeutic effect • Next steps: Toxicology and First in Human clinical trial

CLICK TO EDIT MASTER TITLE STYLE 36 IP STATUS ANTI IL - 17 NANOAB Status • Priority patent application: Filed Dec. 28, 2022 • International patent application (PCT): Filed December 27, 2023 Covers • The patent application encompasses novel VHH antibodies directed against IL - 17 isomers and their use for therapeutic and diagnostic applications. The VHH antibodies, characterized by specific sequences, can block the IL - 17A and - F that are on the critical path for Psoriasis and other diseases. Exclusive license • Scinai has exclusive license from the Max Planck Society for worldwide development and commercialization.

CLICK TO EDIT MASTER TITLE STYLE 37 BOUTIQUE CDMO SERVICES De - risking Scinai’s internal R&D investments by leveraging internal capabilities ASEPTIC GMP MANUFACTURING SUITES STATE - OF - THE - ART R & D AND QC LABORATORIES PHARMA CMC EXPERIENCE

CLICK TO EDIT MASTER TITLE STYLE 38 GMP MANUFACTURING AND R&D LABS Industry standard aseptic facility: Labs, cleanroom, warehouses, offices • Analytical methods development combined with best - in - class QC capabilities and equipment • Labs for manufacturing process development and scale - up allow for the implementation of quality by design and design of experiment principles • cGMP suites for upstream fermentation, downstream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials • Designed to meet FDA and EMA regulatory standards • Single - use equipment enables: • Adaptable manufacturing processes for a pipeline of different products • Quicker lead times • Faster time - to - market for new products Scinai’s 1850m 2 (20,000 sq.ft) cGMP Biologics Manufacturing Facility | Jerusalem

CLICK TO EDIT MASTER TITLE STYLE 39 CDMO STRATEGIC GUIDING PRINCIPLES Scinai’s CDMO value proposition: Experienced and professional team available to execute drug development projects at high - speed while adhering to high (EU) quality standards using new and modern equipment located in a well - maintained site, offered at competitive pricing attractive to young biotech start - ups • Focus on serving Israel, Europe and USA • Target services: Early - stage biopharma drug development projects from preclinical studies to clinical phase 2 • Target customers: Early - stage biotech companies at pre - clinical stage

CLICK TO EDIT MASTER TITLE STYLE 40 DEEP PHARMA EXPERIENCE & CAPABILITIES AMIR REICHMAN – CEO Senior global pharma leadership positions: Pharmaceutical engineering & supply chain at GSK Vaccines, Belgium; Large projects building vaccine manufacturing sites in Belgium, Italy, Germany, Hungary & US; NeuroDerm (R&D); Novartis Vaccines (Global Supply Chain). DR. TAMAR BEN - YEDIDIA – CSO Co - invented and guided vaccine candidate through 8 clinical trials including pivotal Phase 3. PhD from Department of Immunology, Weizmann Institute of Science . ELAD MARK – COO Led scale - up, tech transfer, manufacturing of recombinant proteins in China, mAbs for Novartis Singapore. Principal bioprocess engineer; Novartis (Technical Project Manager – Process). DR. DALIT WEINSTEIN - FISCHER – VP TECHNICAL R&D Leadership roles at Merck kGaA Israel. Directed Biological Processes at NanoSpun Technologies Ltd. and CTO at VAYU Sense AG, specializing in improving bio - based fermentation processes with an AI - based controller. Led the Natural Biotechnology Systems Department at Sigma Aldrich. PhD Molecular Genetics and Microbiology. 30 STAFF MEMBERS • 5 PhDs • Manufacturing, engineering, technical R&D, upstream & downstream process development, QC, QA, clinical and non - clinical, procurement • Outsourced finance, legal, regulatory

CLICK TO EDIT MASTER TITLE STYLE 41 SELECT FINANCIALS & CAP TABLE • $ 5 M cash as of March 31 , 2024 • € 24 M European Investment Bank (EIB) loan payable Dec 31 , 2031 Nasdaq: SCNI 723,812 ORDINARY ADS OUTSTANDING 114,655 Abeyance warrants 14,000 $50 warrants (Expire 16 Dec 2025) 280,000 $6.5 warrants (Expiry 2027) 8,760 $8.1 warrants (Expiry 2027) 6 , 879 $14.5 warrants (Expiry 2028) 2 41,3 10 $6.5 warrants (Expiry 2029) 6 , 879 $8.1 warrants (Expiry 2029) 90,025 ESOP Options + RSUs 1,486,320 SHARES + WARRANTS + OPTIONS

CLICK TO EDIT MASTER TITLE STYLE 42 Mark Germain, Chairman Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies including Alexion, Incyte, Neurocrine, Ariad, ChromaDex. Amir Reichman, CEO NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering) Adi Raviv, External Director Experienced in Wall Street investment banking; Capacity Funding LLC (Principal) Samuel Moed, Director Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy) Morris C. Laster, Director BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co - founder, Director) Jay Green, External Director Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX) Yael Margolin, PhD, External Director Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP) Avner Rotman, PhD, Director Biodar (CEO), Rodar (Founder) NORTH AMERICA ISRAEL BOARD BRINGS SIGNIFICANT EXPERTISE

CLICK TO EDIT MASTER TITLE STYLE 43 SIGNIFICANT POTENTIAL FOR VALUE CREATION  Pipeline of NanoAb - based drugs  Promising preclinical results  Preparing for first - in - human clinical trial of anti - IL - 17 NanoAb  Collaboration with Max Planck Society and UMG, Germany  Targeting diseases with large underserved needs and attractive commercial opportunities  CDMO business unit buffers R&D risk

CLICK TO EDIT MASTER TITLE STYLE NASDAQ: SCNI www.scinai.com June 2024 Contact: Amir Reichman, CEO ir@scinai.com +972 - 8 - 930 - 2529